SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                 0-14659
                                                             ---------------
                                                             SEC File Number

                                                                828599100
                                                             ---------------
                                                              CUSIP Number


 [ ]  Form 10-K  [ ]  Form 20-F  [ ]  Form 11-K  [X]  Form 10-Q  [ ]  Form N-SAR

      For the period ended:  September 30, 2005

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

      For the period ended:      N/A
                            -------------



      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

      N/A

Part I - Registrant Information

Full Name of Registrant:   Simclar, Inc.

Address and Phone Number:  2230 W. 77th Street
                           Hialeah, Florida 33016
                           (305) 556-9210


Part II - Rule 12b-25(b)

      The Registrant's Form 10-Q cannot be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) for the reasons described in Part III of this form. The subject Quarterly Report on Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

Part III - Narrative

      Simclar, Inc. is unable to file on a timely basis its Form 10-Q for the quarter ended September 30, 2004 due to disruptions of operations at its principal executive offices in Hialeah, Florida caused by Hurricane Wilma. The disruptions included an extended power outage at the Registrant's executive offices and the resulting inability to access accounting records and computer resources necessary to prepare the report. Simclar, Inc. expects to file its quarterly report on Form 10-Q for the period ended September 30, 2005 on or before November 18, 2005.


Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification:

      William J. Kelly, Jr., Esq.
      Porter, Wright, Morris & Arthur LLP
      41 South High Street, 28th Floor
      Columbus, Ohio 43215
      (614) 227-2136

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is no, identify the reports.

                                                             [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes  [ ] No
Explanation of Anticipated Change:

      The Registrant expects that the inclusion of the results of operations of Simclar (North America), Inc. (SNAI), which was acquired by the Registrant effective May 1, 2005, will have the effect of increasing the Registrant's sales by approximately $1,780,000 and reducing income before income taxes by approximately $181,000, in comparison to the three months ended September 30, 2004. SNAI's pretax loss for the quarter is due primarily to the seasonality of sales to a single customer.


                                   SIGNATURES

      Simclar, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                     SIMCLAR, INC.


Date:   November 10, 2005            By: /s/ Steven Ker
                                         -------------------------------------
                                         Steven Ker, Chief Financial Officer

                       PORTER, WRIGHT, MORRIS & ARTHUR LLP
                              41 South High Street
                              Columbus, Ohio 43215
                            Telephone: (614) 227-2000
                               Fax: (614) 227-2100

                                November 9, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:  Simclar, Inc. Form 12b-25 Notification of Late Filing
           Commission File No.   0-14659


Ladies and Gentlemen:

      On behalf of Simclar, Inc. (the "Company"), pursuant to Regulation S-T under the Securities Act of 1933, as amended (the "Act"), and the General Instructions to Form 12b-25, the Company's Form 12b-25 is being transmitted herewith.

      Any questions or comments may be directed to the undersigned at (614) 227-2136.

                                            Very truly yours,

                                            /s/ William J. Kelly, Jr.

                                            William J. Kelly, Jr.



cc.   National Association of Securities Dealers
      (via EDGAR)